Sent via Fax (202) 772-9210
September 21, 2007
Ms. Jessica Barberich
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
1000 F. St. Street, NE
Washington, DC 20549

RE:	Item 4.02 Form 8-K Filed September 12, 2007 File No. 001-15667
Dear Ms. Barberich:
In response to your letter of September 14, we provide the following comments:
1.	In the 10-Q/A’s for the quarters ended March 31, 2007 and June 30, 2007, we will discuss management’s reconsideration of the effectiveness of our disclosure controls and procedures as of the ends of those quarters, in light of the misstatement of commission expense that necessitates the restatement of our financial statements for those quarters,

2.	We acknowledge that the Company is responsible for the adequacy and accuracy of disclosures in the 10-Q’s filed for the quarters referred to above, including amendments thereto,

3.	We acknowledge that the Commission staff’s comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

4.	We acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I trust that this letter adequately responds to your inquiry. We look forward to filing the amended quarterly reports in the near future. Please call me at 972-915-3204 if you have additional questions.
Sincerely,
/s/
Ian R. Stuart
Interim President and Chief Executive Officer
IRS/ks